

Mail Stop 3720

August 12, 2016

Gregory B. Maffei
Chief Executive Officer
Liberty Broadband Corp.
12300 Liberty Blvd.
Englewood, CO 80112

> **Re:** **Liberty Broadband Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-36713**

Dear Mr. Maffei:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Risk Factors, page I-25

1.   We note your disclosure that you do not believe you are an investment company under the Investment Company Act of 1940 ("1940 Act") and plan to conduct your activities so you will not be deemed to be an investment company. We also note that in your prior response dated September 12, 2014, you provided an analysis as to why, pursuant to Rule 3a-1 under the 1940 Act, Liberty Media Corporation and Liberty Broadband Corporation ("Broadband") do not believe that Broadband will be deemed an investment company under the 1940 Act. Please provide us with an updated analysis as to why you continue to believe you are not an investment company under the 1940 Act. In your response please discuss any material changes since the time of your last response that would affect your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications